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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coady Diemar Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 Main Street
(No. and Street)

Peapack	NJ	07977
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
908-719-6466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPA, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street, Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, J. Scott Magrane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coady Diemar Partners, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

LISA MARZANO
Notary Public, State of New Jersey
Commission #50096237
My Commission Expires Jan. 3, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*NOTE – FIRM IS OK with this copy Being made Public. Per Compliance – J. Scott 6/25/19

Table of Contents

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Members of
Coady Diemar Partners, LLC
87 Main Street
Peapack, NJ 07977

Opinion on the Financial Statements
We have audited the accompanying balance sheet of Coady Diemar Partners, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The information contained in the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule have been subjected to audit procedures performed in conjunction with the audit of the Coady Diemar Partners, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2018.

New York, NY
February 4, 2019

Coady Diemar Partners, LLC
Statement of Financial Condition
December 31, 2018

~~CONFIDENTIAL~~ OK

Assets

Cash and cash equivalents	$138,830
Fees receivable, net	300,997
Due from Members	47,104
Prepaid expenses and other assets	12,453
Total Assets	$499,384

Liabilities and Members' Equity

Liabilities	
Accrued expenses	$ 2,900
Members' Equity	496,484
Total Liabilities and Members' Equity	$499,384

The Notes to Financial Statements are an integral part of this Statement

Coady Diemar Partners, LLC
Statement of Operations
Year Ended December 31, 2018

~~CONFIDENTIAL~~ CK

Revenues	
Investment banking fees	$2,029,330
Interest and other	1,501
Total Revenues	2,030,831
Expenses	
Guaranteed payments	$ 896,716
Salaries and benefits	226,381
Facility rent expense	134,853
Professional fees	122,029
Travel & Entertainment	109,299
Information Technology	52,734
Databases	51,659
Office expense	31,975
Insurance	16,434
Other operating expenses	32,698
Total Expenses	1,674,778
Net profit	$ 356,053

The Notes to Financial Statements are an integral part of this Statement

Coady Diemar Partners, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2018

~~CONFIDENTIAL~~ OK

Balance, December 31, 2017	$ 69,200
Member contribution	434
Purchase of member shares	(1,203)
Net conversion of factoring to equity	72,000
Net profit	356,053
Balance, December 31, 2018	$ 496,484

The Notes to Financial Statements are an integral part of this Statement

Coady Diemar Partners, LLC
Statement of Cash Flows
Year Ended December 31, 2018

~~CONFIDENTIAL~~ OK

Cash Flows from Operating Activities	
Net profit	$ 356,053
Adjustments to reconcile net profit to net cash provided by operating activities:	
Increase/decrease in operating assets and liabilities	
Fees receivable	(269,172)
Due from members	(35,849)
Prepaid expenses and other assets	8,077
Accrued expenses	(27,676)
Net cash provided by operating activities	31,433
Cash Flows from Financing Activities	
Conversion of factoring to equity	72,000
Purchase of member shares	434
Contribution by members	(1,203)
Net cash provided by financing activities	71,231
Net Increase in Cash	102,664
Cash and cash equivalents	
Beginning of year	36,167
End of year	$ 138,831

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ -0-
Taxes	$ 1,500

The Notes to Financial Statements are an integral part of this Statement.

1. Organization and Nature of Business

Coady Diemar Partners, LLC (the "Company") was organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services and arranges private placement of securities for institutional clients. The Company shall continue in existence until December 31, 2053, unless terminated at an earlier date in accordance with the provisions of the Operating Agreement.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in the bank, as well as short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Fair Value of Assets and Liabilities

The Company's assets, including cash and cash equivalents, fees receivable, due from members, prepaid expenses and other assets are carried at contracted values which approximate fair value. Similarly, accrued expenses are carried at contracted values, which approximate fair value.

Securities, when held, are valued at fair value, as required. Refer to Note 5 – Fair Value Measurements for related disclosures.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue

recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Advisory

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred in the accompanying statement of financial conditions).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a partnership for federal and state income taxes. As such, the members will reflect income or loss, as applicable, on their individual tax returns. However, New York City imposes an unincorporated business tax ("UBT") on partnerships operating in New York City, and the provision for the UBT is reflected in the financial statements. The Company does not have uncertain tax positions and has timely filed its annual tax returns without extending the statute of limitations for any year. There are no tax related penalties or interest charges reflected in these financial statements.

3. Net Capital Requirements

Pursuant to the basic uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum Net Capital, as defined in such provisions.

Further, the provisions require that the ratio of aggregate indebtedness, as defined, to Net Capital shall not exceed 15 to 1. Net Capital and the related Net Capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company was in compliance with its Net Capital requirements. The Net Capital and Net Capital requirements of $135,930 and $5,000, respectively, resulted, in excess Net Capital of $130,930. The percentage of Aggregate Indebtedness to Net Capital is 2.1334%.

4. Risk and Concentration

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank. From time to time, the Company maintains cash balances at a financial institution that are in excess of federal insured amounts.

The Company derived 85% of its investment banking fee revenues from two customers.

5. Fair Value Measurements

Securities, when held, are recorded at fair value in accordance with the accounting standard on fair value measurements, which established a framework for measuring fair value and clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy are described below.

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In 2012, 2013 and 2015, the Company received warrants to purchase preferred shares and common stock of privately held entities. These warrants were deemed to have zero fair value as of December 31, 2018 based on unobservable inputs.

6. Special Account for the Exclusive Benefits of Customers

The Company is exempt from the provisions of rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" as the Company's activities are limited to those set forth in the conditions for exemption of rule 15c3-3(k)(2)(i).

7. Commitments and Contingencies

Operating Leases

The Company currently leases NYC office space under a short term lease which expires May 2019. The lease is guaranteed by a $11,799 security deposit.

In addition, the Company leases office space on a month to month basis in Peapack, New Jersey.

Total rent expense of facility leases for the year ended December 31, 2018 was $170,387.

8. Related Party Transactions

During 2018, the Company at the request of FINRA, reclassified all outstanding Factoring ($132,000 at the time) to paid in Members Equity Capital. As of December 31, 2018 there were no factoring/amounts outstanding.

9. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date through the date of financial statement issuance and has determined that there are no events other than disclosed below which require recognition or disclosure in these financial statements.

In 2016 the Company pursued legal action regarding payment for services provided to a customer. In January 2019 the Company settled that legal action and received its outstanding fee.

10. Repurchase of Shares

During 2018 the Company repurchased common shares from four inactive members. The company received an Immaterial Change of Ownership statement from FINRA prior to the repurchase.

~~CONFIDENTIAL~~ OK

Computation of Net Capital

Total Members' Equity	$496,484
Deductions:	
Non-allowable assets:	
Fees receivable	(300,997)
Receivables from members	(47,104)
Security Deposit	(11,799)
Prepaid expenses and other assets	(654)
Net Capital	$135,930

Computation of basic Net Capital requirements

Minimum Net Capital required: greater of 6-2/3% of $2,900 or $5,000	$ 5,000
Excess Net Capital	$130,930
Net Capital less the greater of 10% of Aggregate Indebtedness ("A. I.") of $2,900 or 120% of minimum Net Capital requirement	$129,930
Computation of Aggregate Indebtedness:	
Total A. I. liabilities	$ 2,900
Percentage of Aggregate Indebtedness to Net Capital	2.1334

See Report of Independent Registered Public Accounting Firm

There are no material differences between the computation of net capital presently above and the computation of net capital reported in the Company's corresponding unaudited Form X-17A-5 Part II A filing.

~~CONFIDENTIAL~~

The Company claims exemption from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

See Report of Independent Registered Public Accounting Firm

COADY DIEMAR PARTNERS
Investment Bankers

J. Scott Magrane, Jr.
Managing Director
(908) 719-6626
jscott@coadydiemar.com

COADY DIEMAR PARTNERS, LLC EXEMPTION REPORT

Coady Diemar Partners, LLC is a registered broker dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17C.F.R 24.71a-5 (d)(1) and (4).

To the best of my knowledge and belief:

1. Coady Diemar Partners, LLC claimed an exemption from 240.15c3-3 under paragraph (k)(2)(i) of the rule during 2017 fiscal year.
2. Coady Diemar Partners, LLC met the identified exemption provision under 240.15c3-3(k)(2)(i) during the most recent year without exception.

Coady Diemar Partners, LLC Exemption Report

I, J. Scott Magrane affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: **Managing Director**

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
Coady Diemar Partners, LLC
87 Main Street
Peapack, NJ 07977

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Coady Diemar Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Coady Diemar Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i), (the "exemption provisions") and (2) Coady Diemar Partners, LLC stated that Coady Diemar Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Coady Diemar Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coady Diemar Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 4, 2019